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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC FILE NUMBER
~~8-69902~~
8-69488

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 07/01/2018 (MM/DD/YY) AND ENDING 06/30/2019 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: OLD CITY SECURITIES LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

445 CENTRAL AVENUE, SUITE 328
(No. and Street)

| CEDARHURST | NY | 11516 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Christopher Meyers (212) 668-8700
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WithumSmith & Brown, PC
(Name – *if individual, state last, first, middle name*)

| 506 Carnegie Ctr., Suite 400 | Princeton | NJ | 08540 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

**FOR OFFICIAL USE ONLY**

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*





RHS

# OATH OR AFFIRMATION

I, Eytan Feldman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of OLD CITY SECURITIES LLC, as of JUNE 30, 20 19, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Principal, CCO

Title

Notary Public

ALAN DAVID FASS
Notary Public, State of New York
No. 01FA[illegible]
Qualified in Nassau County
Commission Expires August 15, 20 21

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# Old City Securities LLC

**Report on Statement of Financial Condition**

**June 30, 2019**

**Contents**

withum
ADVISORY TAX AUDIT

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of Old City Securities LLC

**Opinion on the Financial Statement**

We have audited the accompanying statement of financial condition of Old City Securities LLC (the "Company"), as of June 30, 2019, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of June 30, 2019, in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2016.

WithumSmith+Brown, PC

August 26, 2019

**Old City Securities LLC**
**Statement of Financial Condition**
**June 30, 2019**

**Assets**

| | | |
|---|---|---|
| **Assets:** | | |
| Cash | $ | 1,272,950 |
| Accounts receivable | | 1,374,222 |
| Other assets | | 49,982 |
| **Total Assets** | $ | 2,697,154 |

**Liabilities and Members' Equity**

| | | |
|---|---|---|
| **Liabilities:** | | |
| Contract liabilities | $ | 493,784 |
| Deferred tax liability | | 26,085 |
| Accounts payable and accrued expenses | | 202,203 |
| **Total Liabilities** | | 722,072 |
| **Members' Equity:** | | |
| Managing Member - 800 units outstanding | | 1,580,066 |
| Other Member - 200 units outstanding | | 395,016 |
| Total Members' Equity - 5,000 units authorized; 1,000 units issued and outstanding | | 1,975,082 |
| **Total Liabilities and Members' Equity** | $ | 2,697,154 |

The accompanying notes are an integral part of these financial statements

This report is deemed Confidential in accordance with Rule 17a5-(e)(3) under the Securities Exchange Act of 1934.

1. Nature of Business

Old City Securities LLC (the "Company") is a Limited Liability Company registered to do business in the state of New York on April 25, 2014. The capital structure of the Company consists of one class of common units. The Company is authorized to issue 5,000 units. As of June 30, 2019, 800 units have been issued and are outstanding for the managing member and 200 units have been issued and are outstanding for the other member. The Managing Member has the authority to issue additional units or create new classes of units. Liability of the Members is limited to their capital contribution to the Company.

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and is therefore subject to certain regulatory requirements including the maintenance of a certain amount of net capital.

The Company is exempt from Securities and Exchange Rule 15c3-3 under Section (k)(2)(i). The Company is prohibited from carrying client accounts, or holding client funds or securities, or performing custodial duties.

The Company introduces accredited investors to private investments, hedge funds, long only funds and to the advisers to such funds, for which the Company receives subscription fees.

The Company does not carry accounts for customers nor perform custodial functions related to securities.

2. Basis of Accounting

The financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP). The Financial Accounting Standards Board (FASB) Accounting Standards Codification (the "Codification") is the single source of U.S. GAAP.

3. Use of Estimates in Preparing Financial Statements

The Company has made a number of estimates and assumptions relating to the reporting of assets, liabilities, revenues, expenses and their related disclosures to prepare these financial statements in conformity with U.S. GAAP. Actual results could differ from those estimates.

4. Fee Income and Expenses

The Company enters into selling agency, placement agency, solicitation and services agreements (the "Selling Agreements") with private investments, hedge funds, long only funds and the advisers to such funds. The Company seeks to introduce or refer prospective clients to such entities in return for a percentage of any fees earned by such entities from business resulting from the introduction. The Company also raises capital for private placements through direct deals with companies issuing shares of private equity. In certain instances, all or a portion of the revenue earned is in the form of a consulting fee. The services are performed by the registered representatives of the Company.

All of the fee income is earned from approximately 80 advisers. The top three advisers from which the Company received the most revenue represent 15.9%, 9.6%, and 7.5% of total revenue for the year ended June 30, 2019.

A portion of the fee income, generally 90% of the income, is paid to the registered representatives of the Company pursuant to the applicable memoranda of understanding between such registered representative and the Company. The amounts paid to the registered representatives are recorded as fee expenses in the statement of operations. Fee expenses are recorded when fee income is earned by the Company and paid when the fee income is received by the Company.

Accounts receivable represent the amounts due to the Company pursuant to the Selling Agreements. The Company uses the allowance method to provide for doubtful accounts based on management's evaluation of the collectability of accounts receivable. Based on historical collection experience and a review of current fees receivable, management believes all accounts receivable will be collected. Accordingly, no allowance for doubtful accounts has been recorded as of June 30, 2019.

Disaggregation of revenue, for the year ended June 30, 2019, can be found on the accompanying statement of operations.

5. Recently Issued Accounting Pronouncements

In January 2016, the FASB issued ASU 2016-02, Leases, requiring the recognition of lease assets and lease liabilities by lessees for those leases previously classified as operating leases under previous U.S. GAAP. The lease asset would reflect a right-to-use asset and the lease liability would reflect the present value of the future lease payments. ASU 2016-02 is effective for fiscal years beginning after December 15, 2018 and a modified retrospective transition approach is required where companies will have to recognize and measure leases at the beginning of the earliest period presented. The Company has performed a preliminary assessment of ASU 2016-02 and has begun formulating an implementation plan. If the current lease (see Note 4.) is renewed (or another similar lease initiated) when the ASU becomes effective, the Company will generally be able to categorize its lease obligations under the Administrative Services Agreement as real estate leases (for office space). Recording real estate leases under ASU 2016-02 is expected to create a category of "right-to-use" assets on the balance sheet of the Company to record the value of the leased office space in an amount equal to the net present value of future lease payments due, offset by a liability representing the total amounts due for the current value of future lease obligations. The Company is currently evaluating the impact the standards will have on the Company's financial statements and determining the transition method, including the period of adoption that it will apply. Based on our preliminary evaluations, the new accounting guidance is not expected to have a material impact on the Company's financial statements.

6. Cash
The company maintains its cash with Chase Bank. In the event of the financial institution's insolvency, the Company's recovery of the cash on deposit may be limited to the account insurance or other protection afforded such deposits.

7. Income Taxes
The Company is a Limited Liability Company and is a disregarded entity for income tax purposes. The Internal Revenue Code ("IRC") At June 30, 2019, management has determined that the Company has no uncertain tax positions that would require financial statement recognition. This determination will be subject to ongoing reevaluation as facts and circumstances may require.

No provision for federal and state income taxes has been recorded because the Company is a limited liability company and files its tax return as a partnership. Accordingly, the members report their share of the Company's income or loss on their income tax returns. Tax expense of $13,014 for the year ended June 30, 2019, results from the New York City "Unincorporated Business Tax" (UBT).

The Company recognized a deferred tax liability of $26,085 for the year ended June 30, 2019, for the aggregate amount of timing differences related to the UBT. The statutory UBT rate is 4% of net income after adjustments for the year ended June 30, 2019.

8. Concentration of Credit Risk
The Company maintains its cash balances in one financial institution. This balance is insured by the Federal Deposit Insurance Corporation ("FDIC") UP TO $250,000. Periodically, the balance in the account may exceed FDIC insured limits amount, but the Company monitors the creditworthiness of the financial institution as part of its risk assessment.

9. Revenue Recognition
On July 1, 2018, the Company adopted ASU No. 2014-09, "Revenue from Contracts with Customers" ("ASC Topic 606") using the modified retrospective method (i.e., applied prospectively effective July 1, 2018 without revising prior periods), which had no impact on the Company's opening retained earnings. Under Topic 606, revenue from contracts with customers is recognized when, or as, the Company satisfies its performance obligations by transferring the promised services to the customers. A service is transferred to a customer when, or as, the customer obtains control of that service.

The Company determines revenue recognition through the following five steps:

- Identification of the contract, or contracts, with a customer
- Identification of the performance obligations in the contract
- Determination of the transaction price
- Allocation of the transaction price to the performance obligations in the contract
- Recognition of revenue when, or as, performance obligations are satisfied

The Company's performance obligations are satisfied at a point in time. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the Company determines the customer obtains control over the promised service at an amount that reflects the consideration expected to be received in exchange for such services under the terms of the contract, which may at times involve significant judgment.

The Company enters into arrangements with pooled investments (funds) or other managed accounts to distribute shares to investors. The Company may receive marketing fees paid by the fund up front, or over time or a combination thereof. The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually quarterly or annually.

***Significant Judgments***
Revenue from contracts with customers includes fee-based income from asset management services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is also required when determining whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices when multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

10. Receivables and Contract Balances

Receivables arise when the Company has an unconditional right to receive payment under a contract with a customer and are derecognized when the cash is received. As of July 1, 2018 the receivables balance was $1,754,556. At June 30, 2019, there were receivables of $1,374,222 reported in the statement of financial condition. Contract assets arise when the revenue associated with the ,contract is recognized prior to the Company's unconditional right to receive payment under a contract with a customer (i.e., unbilled receivable) and are derecognized when either it becomes a receivable or the cash is received. There are no contract assets on July 1, 2018 or June 30, 2019.

Contract liabilities arise when customers remit contractual cash payments in advance of the Company satisfying its performance obligations under the contract and are derecognized when the revenue associated with the contract is recognized when the performance obligation is satisfied. As of July 1, 2018 the payable balance was $685,873. At June 30, 2019, there were payables of $493,784 reported in the statement of financial condition.

11. Members' Capital

Income or loss is allocated to the Members in accordance with their respective Membership Units.

The Company considers whether membership units held by employees are considered members' capital or compensation arrangements based on the terms and conditions of the membership units. The terms and conditions of the membership units include call and put options which may result in the Company having the right but not the obligation to repurchase certain membership units. All membership units held by employees are accounted for as members' capital.

12. Commitments

Pursuant to lease agreements, the Company pays rent for office space. The company recently entered into a 5 year lease agreement with a new landlord for new office space.

At June 30, 2019, future minimum lease payments under these lease agreements are as follows:

Year Ending June 30,

| | | |
|---|---|---|
| 2020 | $ | 173,880 |
| 2021 | | 179,096 |
| 2022 | | 106,471 |
| 2023 | | - |
| 2024 | | - |
| | $ | 459,447 |

As of June 30, 2019, the Company is not subject to:

(a) Any commitment, contingency or guarantee that might result in a loss or a future obligation;

(b) Any claim of which the firm is aware as that might be asserted against it;

(c) With respect to (a) and (b), loss contingencies or guarantees as financial liabilities, reductions of net worth in its net capital computation or as components of aggregated indebtedness.

13. Guaranteed Payments to Members

During the year ended June 30, 2019, guaranteed payments of $ 277,500 were made to members for reasonable compensation in exchange for services rendered and they are accounted for as Company expenses rather than as an allocation of the Company's net income.

14. Net Capital Requirement

The Company, as a member of FINRA, is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-l, which requires the maintenance of minimum net capital of the greater of $5,000 or 6.66% of aggregate indebtedness and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of "applicable" exchange also provides that equity capital may not be withdrawn or distributions paid if the resulting net capital ratios would exceed 10 to 1). At June 30, 2019, the Company's net capital of $ 1,070,747 was $ 1,024,348 in excess of its required net capital of $ 46,399. The Company's percentage of aggregate indebtedness to net capital was 65.00% at June 30, 2019.

15. Indemnifications

In the normal course of business, the Company enters into contracts and agreements that contain a variety of Representations and warranties and which provide general indemnifications. The maximum exposure ender these arrangements is unknown. The Company expects the risk of any future obligations under these indemnifications to be remote.

16. Subsequent Events

These financial statements were approved by management and available for issuance on August 26, 2019. Subsequent events have been evaluated through this date.

## Old City Securities LLC

**Schedule of SIPC Assessments and Payments**

**For the period July 1, 2018 through June 30, 2019**

**Contents**
For the period January 1, 2018 to June 30, 2019

withum
ADVISORY TAX AUDIT

**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES**

To the Members of
Old City Securities LLC
445 Central Avenue, Suite 328
Cedarhurst, NY 11516

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation ("SIPC") for the year ended June 30, 2019, solely to assist you and the other specified parties in evaluating the [Partnership's, Board's] compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 (FOCUS Report) for the year ended June 30, 2019, with the amounts reported in Form SIPC-7 for the year ended June 30, 2019 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting any differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and workings papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting any differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

WithumSmith+Brown, PC

New York, New York
August 26, 2019

SIPC-7
(36-REV 12/18)

# SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

## General Assessment Reconciliation

SIPC-7
(36-REV 12/18)

For the fiscal year ended June 30, 2019

(Read carefully the instructions in your Working Copy before completing this Form)

**TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS**

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

OLD CITY SECURITIES LLC
445 CENTRAL AVE, SUITE 328
CEDARHURST, NY 11516
SEC# 8-69488

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Christopher Meyers 212-668-8700

2. A. General Assessment (item 2e from page 2) $13,970

B. Less payment made with SIPC-6 filed (exclude interest) (7,799)
2/1/2019
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 6,171

E. Interest computed on late payment (see instruction E) for_____days at 20% per annum _____

F. Total assessment balance and interest due (or overpayment carried forward) $6,171

G. PAYMENT: √ the box
Check mailed to P.O. Box ☐ Funds Wired ☐ ACH ☐
Total (must be same as F above) $6,171

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

OLD CITY SECURITIES LLC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

FINOP
(Title)

Dated the 23 day of July, 20 19.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____ Postmarked _____ Received _____ Reviewed

Calculations _____ Documentation _____ Forward Copy _____

Exceptions:

Disposition of exceptions:

# DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning July 1, 2018 and ending June 30, 2019

| Item No. | Eliminate cents |
|---|---|
| 2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) | $9,632,393 |
| 2b. Additions: | |
| (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. | |
| (2) Net loss from principal transactions in securities in trading accounts. | |
| (3) Net loss from principal transactions in commodities in trading accounts. | |
| (4) Interest and dividend expense deducted in determining item 2a. | |
| (5) Net loss from management of or participation in the underwriting or distribution of securities. | |
| (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. | |
| (7) Net loss from securities in investment accounts. | |
| Total additions | 0 |
| 2c. Deductions: | |
| (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. | |
| (2) Revenues from commodity transactions. | |
| (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. | 318,743 |
| (4) Reimbursements for postage in connection with proxy solicitation. | |
| (5) Net gain from securities in investment accounts. | |
| (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. | |
| (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). | |
| (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation) | |
| (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______ | |
| (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______ | |
| Enter the greater of line (i) or (ii) | |
| Total deductions | 318,743 |
| 2d. SIPC Net Operating Revenues | $9,313,650 |
| 2e. General Assessment @ .0015 | $13,970 |
| | (to page 1, line 2.A.) |